Filed Pursuant to Rule 433
Registration No. 333-155725
AIR PRODUCTS AND CHEMICALS, INC
FINAL TERM SHEET
JULY 28, 2011
2.000% Notes Due 2016

Issuer:	Air Products and Chemicals, Inc.

Principal Amount:	$350,000,000

Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	July 28, 2011

Settlement Date (T+3):	August 2, 2011

Final Maturity Date:	August 2, 2016

Interest Payment Dates:	February 2 and August 2

First Interest Payment Date:	February 2, 2012

Redemption Provisions:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 10 bps

Coupon:	2.000%

Re-offer Spread to Benchmark Treasury:	62.5 bps

Benchmark Treasury, Yield and Price:	1.500% due June 30, 2016, 1.487%, 100-02

Yield to Maturity:	2.112%

Price to Public:	99.471%

CUSIP/ISIN:	009158AQ9 / US009158AQ92

Joint Book-Running Managers:	Barclays Capital Inc., Deutsche Bank Securities Inc.

Co-managers:	Banca IMI S.p.A, Mitsubishi UFJ Securities (USA), Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited
Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:
Barclays Capital Inc. 1-888-603-5847 (toll free)
Deutsche Bank Securities Inc. 1-800-503-4611 (toll free)

*       Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.